UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 21, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

MSCI, Inc.

File No. 1-33812 - CF#26274

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MSCI, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on January 29, 2010. Exhibit 10.15 was re-filed with fewer redactions as an Exhibit to a Form 10-K filed on January 31, 2011.

Based on representations by MSCI, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.10	through January 28, 2021
Exhibit 10.12	through January 28, 2021
Exhibit 10.13	through January 28, 2021
Exhibit 10.15	through January 28, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel